Exhibit 99.6

TSX, NYSE — HBM

2015 No. 16

Hudbay Releases Second Quarter 2015 Results

Toronto, Ontario, July 29, 2015 — HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its second quarter 2015 financial results.

In the second quarter of 2015, operating cash flow before stream deposit and change in non-cash working capital increased to $20.7 million from $11.8 million in the second quarter of 2014.

The net loss and loss per share in the second quarter of 2015 were $55.2 million and $0.24, respectively, compared to net income and income per share of $0.3 million and nil, respectively, in the second quarter of 2014. Net loss and loss per share in the second quarter of 2015 were affected by, among other things, the following items:

	Pre-tax loss ($ millions)	After-tax loss ($ millions)	Per share loss ($/share)
Lalor concentrator impairment charge	(24.6)	(16.2)	(0.07)
Pension expense arising from new collective bargaining agreements	(21.1)	(13.9)	(0.06)
Non-cash deferred tax adjustments	—	(8.0)	(0.03)

The Constancia mine commenced production in December 2014, and achieved commercial production on April 30, 2015. Ocean shipments began in April 2015, and the mine and concentrator are currently processing ore at or above design capacity. Hudbay expects to achieve full year 2015 production and operating cost guidance for all of its operations.

Financial and Operating Results

Cash flow from operations was positively impacted by increased revenue as a result of significant increases in production of all metals as the Constancia mine achieved commercial production at the end of April 2015. Copper, gold, silver and zinc production increased by 270%, 37%, 301% and 9%, respectively, in the second quarter of 2015 compared to the same period in 2014. In addition, cash costs per pound of copper produced, net of by-product credits, declined by 37% compared to the same period in 2014, to US$1.29. The business benefited from slightly

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higher production volumes in Manitoba, weaker local currencies, lower energy and other input costs and the achievement of commercial production from the large-scale Constancia mine during the second quarter.

While improved when compared to the prior year, cash flow from operations and net earnings were negatively impacted by unsold copper, gold, and silver during the quarter. At quarter end, Hudbay had approximately 73,100 tonnes of unsold copper concentrate containing 19,200 tonnes of copper, 30,300 ounces of gold and 579,300 ounces of silver. Shipments from the Constancia mine to the port in Matarani were constrained during May and June by several factors including truck availability, protests along the lower part of the trucking route, unrelated to Constancia, and road refurbishment activities along the route that increased cycle times for concentrate trucks. Steps have been taken to increase the size of the trucking fleet, and the excess inventory is expected to be drawn down over the second half of 2015. In addition, limitations on rail service resulted in a continued build up of copper concentrate inventory in Manitoba. However, additional leased rail cars are expected to enter service during the third quarter which is expected to draw down inventory levels. Also, cash flow from operations was negatively affected by a $10.5 million increase in cash taxes, when compared to the prior year’s quarter, as gross profit, before depreciation and the non-cash pension expense, increased by 68% to $63.4 million.

In addition to the pension expense resulting from pension enhancements agreed to as part of the Manitoba collective bargaining process and the Lalor concentrator impairment charge, net earnings were also negatively affected by higher depreciation resulting from commercial production at Constancia and Lalor, and higher interest expense as interest related to the Constancia project is no longer being capitalized.

	Three months ended		Six months ended
Financial Performance	June 30		June 30
($000s except per share and cash amounts)	2015	2014	2015	2014
Revenue	185,779	139,329	346,431	246,108
(Loss) profit before tax	(57,102)	6,843	(70,173)	(17,296)
Basic and diluted (loss) earnings per share[1]	(0.24)	—	(0.34)	(0.14)
(Loss) profit	(55,218)	252	(78,921)	(26,967)
Operating cash flows before stream deposit and change in non-cash working capital	20,661	11,764	44,717	7,130
Operating cash flow per share[2]	0.09	0.06	0.19	0.04
Cash cost per pound of copper produced, net of by-product credits - US$[2]	1.29	2.04	1.33	2.32
Production
Contained metal in concentrate[3]
Copper (tonnes)	36,212	9,778	51,220	17,733
Gold (oz)	23,217	16,982	46,892	35,630
Silver (oz)	779,364	194,350	1,090,232	381,351
Zinc (tonnes)	23,486	21,481	46,392	40,776
Metal Sold
Payable metal in concentrate
Copper (tonnes)	25,868	8,366	36,863	13,905
Gold (oz)	15,175	18,741	27,525	29,507
Silver (oz)	428,095	191,098	528,411	293,907
Refined zinc (tonnes)	25,657	24,351	49,436	45,455

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1Attributable to owners of the Company

2Operating cash flow per share and cash cost per pound of copper produced, net of by-product credits are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 6 of this news release.

3Metal reported in concentrate is prior to refining losses or deductions associated with smelter contract terms

At June 30, 2015, Hudbay had total pro-forma available and committed liquidity of approximately $436.6 million, including $143.3 million in cash and cash equivalents and availability under its committed credit facilities. In the second half of 2015, Hudbay expects to realize over $100 million in cash flow from the sale of excess copper concentrate inventory and value added tax refunds from the Peruvian government. Hudbay expects that its current liquidity and expected cash flows will be sufficient to meet its liquidity needs for 2015.

Recent Developments

On May 4, 2015, Hudbay closed a transaction to acquire a 100% interest in the New Britannia mine and mill, located in Snow Lake, Manitoba. While there are presently no plans to bring the New Britannia mine back into production, based on its initial review, Hudbay believes the New Britannia mill (the “NBM Mill”), if refurbished, has the potential to process approximately 2,000 tonnes per day of gold zone ore from the Lalor mine. As a result of the acquisition of the NBM Mill, Hudbay no longer plans to construct a new concentrator at Lalor, and during the three months ended June 30, 2015, an impairment loss of $24.6 million related to its Lalor concentrator assets was recognized.

Hudbay has received commitments from its current lenders to increase the size of its corporate revolving credit facility from US$300 million to US$400 million. The upsized credit facility will be on substantially similar terms to the existing revolving credit facility and will be repayable in March 2018. Hudbay expects to complete definitive documentation for the credit facility amendments during the third quarter of 2015.

The collective agreements with each of the seven labour unions representing employees at the Manitoba business unit expired on December 31, 2014. The members of the International Association of Machinists and Aerospace Workers, Local No. 1848 have been on strike since May 2, 2015. The other six unions, representing approximately 88% of Hudbay’s employees in Manitoba, have ratified new three year agreements. The Manitoba operations continue to operate under a comprehensive contingency plan.

A semi-annual dividend of $0.01 per share was declared on July 29, 2015. The dividend will be paid on September 30, 2015 to shareholders of record as of September 11, 2015.

Peru Operations Review

Mining operations continue to progress as planned and cost optimization is underway. Equipment availabilities are within design parameters and both loading and hauling efficiencies are consistent with expectations.

Optimization of plant performance was a primary focus in the later part of the second quarter of 2015 in response to normal ramp up challenges regarding ore blending and recoveries. Coordination among the mine planning, mine operations and plant operations groups has resulted in progress, and recoveries are now in line with expectations.

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Daily ore throughput continues to meet ramp-up milestones. Since the end of the second quarter, daily ore throughput has averaged approximately 80,000 tonnes and copper recoveries have averaged approximately 75%.

Commissioning of the molybdenum flotation circuit commenced late in the second quarter of 2015, and ramp up of production is planned during the third quarter.

Manitoba Operations Review

For the second quarter of 2015, ore processed was 3% higher compared to the same period of 2014 primarily as a result of increased production at Lalor partially offset by lower production at the 777 mine. Compared to the second quarter of 2014, zinc and gold grades were 7% and 11% higher, and copper and silver grades were 7% and 17% lower as a result of normal mine sequencing. Recoveries of zinc and gold in the second quarter of 2015 were consistent with the same period of 2014, and recoveries of copper and silver in the second quarter of 2015 were 4% and 13% higher compared to the same period of 2014 as a result of higher copper ore grades received by the Flin Flon concentrator. Combined operating costs per tonne of ore processed in the second quarter of 2015 were 25% higher, compared to the same period in 2014, primarily due to increased production at the Snow Lake operations which have higher unit costs, as well as increased unit costs at the Flin Flon operations resulting from decreased production at the 777 mine.

Year-to-date ore processed was 9% higher than the same period in 2014 as a result of increased production from Lalor and Reed. Year-to-date copper, zinc and gold grades were 5%, 4% and 6% higher, respectively, and silver grades were 15% lower compared to the same period of 2014 as a result of normal mine sequencing. Year-to-date recoveries of copper, zinc and gold were consistent with the same period of 2014. Recoveries of silver were 14% higher compared to the same period of 2014 as a result of higher copper ore grades received by the Flin Flon concentrator. Combined operating costs per tonne of ore processed year-to-date in 2015 were 17% higher, compared to the same period in 2014, primarily due to the same factors that affected second quarter production and costs.

Lalor Copper-Gold Zone Exploration Results

The Phase 1 copper-gold zone drill program at Lalor included a total of 14 holes (totalling approximately 4,500 metres) drilled from the 1,025 metre level; assay results from seven holes were released with Hudbay’s first quarter results in May. Assay results from the remaining seven holes are shown in the table on the following page and were similar to those from previous holes, confirming a high grade thick core down the middle of the main zone with decreasing grade and thickness towards the contacts, as well as separate hanging wall and footwall mineralization.

The Phase 2 exploration ramp extension to the north, which will allow testing of the copper-gold zones down plunge, and step out drilling to the east and west, is progressing well and is expected to be complete by the end of August. Drilling from the Phase 2 exploration ramp is anticipated to commence in September 2015 with approximately 8,500 metres of drilling planned. The Phase 2 portion of the ramp development continues to maintain a drift size capable of accommodating future mine equipment and related infrastructure for mining the copper-gold zones.

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Hole[1]	Cu-Au Zone	Core Length[2] (m)	From (m)	To (m)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)
LX0007	Hanging wall	7.20	127.80	135.00	1.47	5.95	8.11	0.07
LX0007	Main	26.53	159.22	185.75	4.04	11.30	27.53	0.41
LX0008	Main	0.52	175.96	176.48	0.43	1.34	5.90	0.02
LX0009	Hanging wall	2.83	127.17	130.00	2.03	2.73	5.80	0.06
LX0009	Main	24.10	160.20	184.30	5.28	17.46	43.44	0.84
LX0010	Hanging wall	8.75	91.75	100.50	0.02	2.34	4.82	0.01
LX0010	Hanging wall	3.08	114.56	117.64	2.57	9.78	45.22	0.15
LX0010	Main	0.37	184.58	184.95	3.09	11.45	36.69	0.06
LX0011	Hanging wall	5.55	146.75	152.30	4.79	22.62	27.95	0.19
LX0011	Main	3.96	158.54	162.50	2.12	5.77	6.81	0.11
LX0011	Main	13.50	168.50	182.00	5.60	12.37	20.42	0.26
LX0011	Main	4.49	192.91	197.40	2.28	3.09	11.04	0.22
LX0012	Hanging wall	7.02	122.82	129.84	3.15	7.25	1.04	0.08
LX0012	Main	0.43	169.11	169.54	0.33	1.27	7.99	0.00
LX0014	Main	18.76	205.24	224.00	5.94	11.52	19.14	0.32
LX0014	Main	3.96	229.00	232.96	3.00	1.74	15.15	0.19
LX0014	Footwall	7.45	248.55	256.00	2.66	2.82	12.59	0.22

1The quality assurance and quality control measures and the sampling, analytical and testing procedures that were applied and utilized during the execution of the exploration work at Lalor were substantially similar to those discussed in the Technical Report for Lalor that was previously filed on SEDAR, titled Pre-Feasibility Study Technical Report, on the Lalor Deposit, Snow Lake, Manitoba, Canada, effective as of March 29, 2012. There are no drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the preliminary results.

2Due to varying angles of the drill holes and almost flat-lying nature of the copper-gold zone, true width is approximately 50% to 100% of core length

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	Collar Location
Hole	NAD83 Zone 14 East	NAD83 Zone 14 North	Distance below Surface (m)	Core Size	Azimuth (degrees)	Dip (degrees)	Length (m)
LX0007	426782	6081349	1021	NQ	185.9	-68	227.4
LX0008	426783	6081349	1021	NQ	160.9	-66	230.4
LX0009	426782	6081349	1021	NQ	185.9	-77	230.4
LX0010	426784	6081349	1021	NQ	146.9	-73	317.4
LX0011	426784	6081357	1021	NQ	150.0	-83	224.4
LX0012	426782	6081356	1021	NQ	234.0	-83	227.3
LX0014	426786	6081394	1022	NQ	37.1	-81	272.0

To view the Lalor plan view click here

To view the vertical composite section click here

Conversion to US Dollar Reporting

Following the declaration of commercial production at Constancia, Hudbay has determined that, effective July 1, 2015, the appropriate functional currency of its corporate entity has changed from Canadian dollars to US dollars. In addition, Hudbay intends to change its reporting currency to US dollars effective with the financial reports for the three and nine months ending September 30, 2015.

Non-IFRS Financial Performance Measures

Operating cash flow per share and cash cost per pound of copper produced are included in this news release because the company believes that, in the case of operating cash flow per share, it helps investors and management to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of cash cost per pound of copper produced, it helps investors assess the performance of the company’s operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating Cash Flow per Share

The following table presents Hudbay’s calculation of operating cash flow per share for the three months and six months ended June 30, 2015 and June 30, 2014:

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	Three Months Ended June 30		Six Months Ended June 30
($000s except shares and per share amounts)	2015	2014	2015	2014
Operating cash flow before stream deposit and change in non-cash working capital	20,661	11,764	44,717	7,130
Weighted average shares outstanding - basic	234,588,385	193,015,043	234,109,246	189,542,667
Operating cash flow per share[1] ($)	0.09	0.06	0.19	0.04

1Operating cash flow per share is before stream deposit and change in non-cash working capital. It is a non-IFRS financial performance measure with no standardized meaning under IFRS.

Reconciliation of Cash Cost, After By-product Credits (non-IFRS) to Cost of Sales (IFRS)

Cash cost per pound of copper produced (“cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of the company’s operations. Hudbay’s calculation designates copper as its primary metal of production as it has been, and is expected to be, the largest component of revenues. Two changes have been made to the cash cost calculation beginning with the period ended June 30, 2015. First, the basis of measurement has been changed from pounds of copper sold to pounds of copper produced. This change has been made to better align the costs of production in the same period as the copper produced and reduce variation in cash cost due to inventory sales timing. Second, royalties have been removed from the cash cost. This change increases consistency between Hudbay’s cash cost calculation and industry peers. The calculation is presented in two manners:

•                  Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, Hudbay’s primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, and an increase in production of zinc metal will tend to result in an increase in cash costs under this measure.

•                  Cash cost, net of by-product credits - In order to calculate the cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, silver, and molybdenum are significant and are integral to the economics of Hudbay. The economics that support Hudbay’s decision to produce and sell copper would be different if the company did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flows and operating margins, assuming that realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure Hudbay’s operating performance versus that of its competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

The tables below present a detailed build-up of cash cost by business unit in addition to reconciliations between cash cost, after by-product credits to the most comparable GAAP measures of cost of sales for the three and six-month

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periods ended June 30, 2015 and 2014. Cash costs, net of by-product credits per pound of copper produced may not calculate based on amounts presented in the tables below due to rounding.

Consolidated	Three Months Ended June 30		Six Months Ended June 30
Net pounds of copper produced[1] (000s)	2015	2014	2015	2014
Manitoba	21,469	21,557	45,647	36,850
Peru	39,991	—	39,991	—
Net pounds of copper produced[1]	61,460	21,557	85,638	36,850

Consolidated	Three Months Ended June 30				Six Months Ended June 30
Cash costs per pound of copper produced	2015		2014		2015		2014
	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits	182,965	2.98	123,039	5.71	306,732	3.58	229,436	6.23
By-product credits	(85,783)	(1.40)	(75,467)	(3.50)	(166,154)	(1.94)	(136,938)	(3.72)
Cash cost, net of by-product credits	97,182	1.58	47,572	2.21	140,578	1.64	92,498	2.51
Average US$/C$ exchange rate	1.23		1.08		1.24		1.08
Cash cost, net of by-product credits - US$	79,048	1.29	44,048	2.04	113,802	1.33	85,646	2.32

1Contained copper in concentrate, exclusive of Constancia copper produced prior to achievement of commercial production on May 1, 2015

Consolidated	Three Months Ended June 30				Six Months Ended June 30
Supplementary cash cost information	2015		2014		2015		2014
	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1
By-product credits:
Zinc	74,228	1.21	59,944	2.78	140,997	1.65	112,133	3.04
Gold	23,377	0.38	25,928	1.20	42,495	0.50	40,043	1.09
Silver	8,656	0.14	4,244	0.20	11,111	0.13	6,587	0.18
Other	766	0.01	1,262	0.06	2,455	0.03	2,246	0.06
Total by-product credits	107,027	1.74	91,378	4.24	197,058	2.30	161,009	4.37
Less: deferred revenue	(18,593)	(0.30)	(15,454)	(0.72)	(28,253)	(0.33)	(22,515)	(0.61)
Less: pre-production credits	(2,651)	(0.04)	(457)	(0.02)	(2,651)	(0.03)	(1,556)	(0.04)
Total by-product credits, net of pre- production credits	85,783	1.40	75,467	3.50	166,154	1.94	136,938	3.72
Reconciliation to IFRS:
Cash cost, net of by-product credits	97,182		47,572		140,578		92,498
By-product credits	107,027		91,378		197,058		161,009
Change in deferred revenues	(18,593)		(15,454)		(28,253)		(22,515)
Pre-production revenues	(2,651)		(457)		(2,651)		(1,556)
Treatment and refining charges[2]	(14,550)		(8,781)		24,704		(13,836)
Share based payment	303		400		611		642
Pension enhancement	21,101		—		21,101		—
Adjustments related to zinc inventory write-off (reversals)	—		(5,685)		—		(5,011)
Change in product inventory	(48,905)		(10,191)		(52,080)		(33,436)
Royalties	2,546		2,721		4,152		4,990
Depreciation and amortization	37,145		23,716		69,088		39,143
Cost of sales	180,605		125,219		324,900		221,928

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1Per pound of copper produced

2Excludes $9,500 of treatment and refining charges which were incurred prior to commercial production

Cash cost net of by-product credits in the second quarter of 2015 was US$1.29/lb, a decrease of US$0.75/lb compared to the same period of 2014. The decrease is largely the result of less reliance on purchased zinc concentrates, increased zinc by-product credits, and the effect of foreign exchange on Canadian dollar denominated costs in Manitoba and the start of commercial production at Constancia during the quarter.

Year-to-date cash cost net of by-product credits was US$1.33/lb, compared to US$2.32/lb in 2014. The year-to-date variance is largely the result of the factors noted in the discussion of the second quarter variance.

Website Links

Hudbay:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://www.hudbayminerals.com/files/doc_financials/2015/Q2/IMDAQ215.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2015/Q2/IFSQ215.pdf

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Conference Call and Webcast

Date:	Thursday, July 30, 2015

Time:	10:30 a.m. ET

Webcast:	www.hudbayminerals.com

Dial in:	416-849-1847 or 1-866-530-1554

Replay:	647-436-0148 or 1-888-203-1112

Replay Passcode:	5000396#

The conference call replay will be available until 1:30 p.m. (Eastern Time) on August 5, 2015. An archived audio webcast of the call also will be available on Hudbay’s website.

Qualified Person

The technical and scientific information in this news release related to the Constancia project has been approved by Cashel Meagher, P. Geo, Hudbay’s Vice President, South America Business Unit. The technical and scientific information related to all other sites and projects contained in this news release has been approved by Robert Carter, P. Eng, Hudbay’s Director, Technical Services. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for the company’s material properties as filed by us on SEDAR at www.sedar.com.

Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, anticipated production at Hudbay’s mines and processing facilities, anticipated production from the company’s projects and events that may affect its operations and development projects, including a strike action that has been commenced by one union at the company’s Manitoba operations, the anticipated effect of external factors on revenue, such as commodity prices, the potential to refurbish the recently acquired New Britannia mill and utilize it to process ore from its Lalor mine, the anticipated exploration and development expenditures and activities and the possible success of such

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activities at Lalor and elsewhere, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, business and acquisition strategies, and the anticipated closing of its amended credit facility. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•                  the success of mining, processing, exploration and development activities;

•                  the accuracy of geological, mining and metallurgical estimates;

•                  the costs of production;

•                  the supply and demand for metals that Hudbay produces;

•                  no significant and continuing adverse changes in financial markets, including commodity prices and foreign exchange rates;

•                  the ability to successfully carry out Hudbay’s contingency plan for labour disruptions at its Manitoba operations as a result of the strike action that has been commenced by one union;

•                  the supply and availability of concentrate for Hudbay’s processing facilities;

•                  the supply and availability of third party processing facilities for Hudbay’s concentrate;

•                  the supply and availability of all forms of energy and fuels at reasonable prices;

•                  the availability of transportation services at reasonable prices;

•                  the ability to successfully resolve logistical issues with respect to the transportation and shipping of concentrates;

•                  no significant unanticipated operational or technical difficulties;

•                  the execution of Hudbay’s business and growth strategies, including the success of its strategic investments and initiatives;

•                  the availability of additional financing, if needed;

•                  the ability to complete project targets on time and on budget and other events that may affect Hudbay’s ability to develop its projects;

•                  the timing and receipt of various regulatory and governmental approvals;

•                  the availability of personnel for Hudbay’s exploration, development and operational projects and ongoing employee relations;

•                  Hudbay’s ability to secure required land rights to mine the Pampacancha deposit in Peru;

•                  maintaining good relations with the communities in which Hudbay operates, including the communities surrounding its Constancia and Rosemont projects and First Nations communities surrounding its Lalor and Reed mines;

•                  no significant unanticipated challenges with stakeholders at Hudbay’s various projects;

•                  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

•                  no contests over title to Hudbay’s properties, including as a result of rights or claimed rights of aboriginal peoples;

•                  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

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•                  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and

•                  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including risks associated with the permitting of the Rosemont project and related legal challenges), risks associated with labour disruptions at the company’s Manitoba operations, dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated planned infrastructure improvements in Peru (including the expansion of the port in Matarani) not being completed on schedule, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the company’s reserves, volatile financial markets that may affect Hudbay’s ability to obtain financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company’s ability to comply with its pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in the company’s most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Information concerning Hudbay’s mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC’s Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are

TSX, NYSE — HBM 2015 No. 16

defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba, Saskatchewan and Cusco (Peru) and a copper project in Arizona (United States). Hudbay also has equity investments in a number of junior exploration companies. The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to become a top-tier operator of long-life, low cost mines in the Americas. Hudbay’s mission is to create sustainable value through increased commodity exposure on a per-share basis, in high quality and growing long-life deposits in mining-friendly jurisdictions. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol “HBM” on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

For further information, please contact:

Jacqueline Allison

Director, Investor Relations

(416) 814-4387

jacqueline.allison@hudbayminerals.com